                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------
1.  Investment Company Act File Number:                                Date ex

        811-08928                                                       3/31/00
--------------------------------------------------------------------------------
2.  State identification Number:
    ----------------------------------------------------------------------------
       AL               AK               AZ              AR
    ----------------------------------------------------------------------------
       CT               DE               DC              FL
    ----------------------------------------------------------------------------
       ID               IL               IN              IA
    ----------------------------------------------------------------------------
       LA               ME               MD              MA
    ----------------------------------------------------------------------------
       MS               MO               MT              NE
    ----------------------------------------------------------------------------
       NJ               NM               NY              NC
    ----------------------------------------------------------------------------
       OK               OR               PA              RI
    ----------------------------------------------------------------------------
       TN               TX               UT              VT
    ----------------------------------------------------------------------------
       WV               WI               WY              PUERTO RICO
    ----------------------------------------------------------------------------
       Other (specify):
--------------------------------------------------------------------------------
3.  Exact name of investment company as specified in representation statement:

    HSBC Investor Portfolios
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
5. Address of principal executive office (number, street, city, state, zip code):

       BISYS FUND SERVICES, 3435 STELZER ROAD, COLUMBUS, OHIO 43219-8001
--------------------------------------------------------------------------------

INSTRUCTIONS

This form must be completed by investment companies that have custody of securities or similar investments.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s) if applicable

To the Board of Trustees of
HSBC Investor Funds and Portfolios:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that HSBC Investor Funds and Portfolios (the Funds) compiled with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 31, 2001 and for the period from October 31, 2000 (the date of the last examination) through March 31, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2001, and with respect to agreement of security purchases and sales, for the period from October 31, 2000 through March 31, 2001:

     1. Confirmation of all securities held as of March 31, 2001 by institutions in book entry form by the Federal Reserve Bank and Depository Trust Corporation, without prior notice to management;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of March 31, 2001 via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and HSBC Bank USA (HSBC);

     4. Confirmation of all repurchase agreements as of March 31, 2001 with brokers/banks and agreement of underlying collateral with HSBC's records; and

     5. Agreement of five selected security purchases and five selected security sales from the books and records of the Funds to trade tickets or broker confirmations during the period from October 31, 2000 through March 31, 2001.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2001 and for the period from October 31, 2000 through March 31, 2001 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
June 15, 2001

                      HSBC Investor Funds and Portfolios
                               3435 Stelzer Road
                             Columbus, Ohio 43219



June 15, 2001


   Management Statement Regarding Compliance with Certain Provisions of the
                        Investment Company Act of 1940


We, as members of management of the HSBC Investor Funds and Portfolios (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2001 and for the period from October 31, 2000 (date of the last examination) through March 31, 2001, with respect to securities reflected in the investment accounts of the Funds.


Sincerely,

/s/ Nadeem Yousaf
Nadeem Yousaf
Treasurer